29th September 2006


Jim B Rosenberg
Senior Assistant Chief Accountant
United States
Securities and Exchange Commission
450 Fifth Street NW
Washington DC 20549
USA

Via Fax and Mail


Dear Mr Rosenberg

Document:         Form 20-F for the Fiscal Year Ended December 31, 2005
File Number:      000-201-4

Thank you for your letter dated September 20, 2006.

We respond to your comment as set out below:

Item 17. Financial Statements, page F-1

Notes To The Consolidated Financial Statements, page F-6

2. Accounting policies and basis of presentation, page F-6

Basis of preparation, page F-6

The Securities and Exchange Commission Release no. 33-8657 "First Time Application of International Financial Reporting Standards" permits IFRS adopters to present only two years of audited IFRS financial statements instead of three years for their first year of reporting under IFRS. To be eligible for this accommodation, a company must disclose explicitly in its filing that its financial statements comply with IFRS as published by the IASB. You disclose that your financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union. A company that prepares its financial statements under EU GAAP can qualify for the accommodation if it provides an audited reconciliation from IFRS as adopted by the EU to IFRS as published by the IASB. Please tell us whether your financial statements comply with IFRS as published by the IASB, whether there are any reconciling items between IFRS as adopted by the EU and IFRS as published by the IASB and why you believe your current disclosure qualifies you for this accommodation.

Page (i) of our Form 20-F includes the following statement:

        Prior to 2005 the Group prepared its audited annual financial statements under UK Generally Accepted Accounting Principles (UK GAAP). For the year ended December 31, 2005, the Group is required to prepare its annual consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS") as adopted in the European Union (EU). As such these financial statements take account of the requirements and options in IFRS 1, "First-Time Adoption of International Financial Reporting Standards (IFRS)". The financial results of the Company for the year December 31, 2005 have been prepared in accordance with International Financial Reporting Standards ("IFRS"). The results for the year to December 31, 2004 have also been restated in accordance with IFRS.

We respectfully submit that we have separately defined IFRS to mean "International Financial Reporting Standards" and have not qualified this definition by reference to "as adopted by the EU". In doing so, our intention was to to refer to the full set of IFRS as published by the IASB, although we acknowledge that this intention may not be entirely clear based on the wording we chose.

The second sentence in the above extract from our Form 20-F is included because it refers to a legal requirement for European companies when preparing their financial statements under European regulations. The final two sentences in the above extract from our Form 20-F are intended to disclose that the financial statements included within the Annual Report also comply with IFRS as published by the IASB. We would note that, as it applies to the Company as of December 31, 2005 and 2004 and for each of the years ended December 31, 2005 and 2004, there are no differences between IFRS as published by the IASB and IFRS as adopted by the EU. Accordingly, we believe that the current disclosure in our Form 20-F complies with the requirements of the Commission. However, in response to your comment, we will change the disclosure to be included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2006 and clarify that our consolidated financial statements comply with both IFRS as published by the IASB and IFRS as published by the EU. We will do so in the spirit of cooperation with the Staff and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes implemented in future filings, should not be taken as an admission that prior disclosures ware in any way deficient.

We understand that we are responsible for the adequacy and accuracy of disclosure in our filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and we may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to hearing from you in due course.

Yours sincerely


A J Weir
CFO

cc:      Richard Morrissey (Sullivan & Cromwell)
         Clifford Tompsett (PricewaterhouseCoopers LLP)